SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ATLANTIC TELE-NETWORK, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	47-0728886
(State of Incorporation or Organization)	(IRS Employer Identification No.)

10 Derby Square Salem, Massachusetts	01970
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:            (If Applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value
(Title of Class)

Explanatory Note

This registration statement on Form 8-A is being filed to change the registration of the common stock, $0.01 par value (the “Common Stock”), of Atlantic Tele-Network, Inc., a Delaware corporation (the “Registrant”), from Section 12(b) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), to Section 12(g) under the Exchange Act in connection with the listing of the Common Stock on the Nasdaq National Market (“Nasdaq”). The Common Stock is currently registered under Section 12(b) of the Exchange Act and is listed on the American Stock Exchange (“Amex”). The Registrant anticipates that the listing of the Common Stock on Amex will be terminated following the closing of trading on May 22, 2006 and that the listing of the Common Stock on Nasdaq will begin at the opening of trading on the Nasdaq on May 23, 2006 under the symbol “ATNI.”

Item 1.          Description of Registrant’s Securities to be Registered.

The Registrant’s authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of May 19, 2006, 12,667,538 shares of common stock and no shares of preferred stock were outstanding.

Common Stock

Subject to any preferential rights, holders of the Registrant’s Common Stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Registrant, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Registrant’s Common Stock.

The outstanding shares of the Registrant’s Common Stock are legally issued, fully paid and nonassessable. The Common Stock does not have any preemptive, subscription or conversion rights. Additional shares of authorized Common Stock may be issued, as authorized by the Registrant’s board of directors from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements.

Preferred Stock

Under the Registrant’s certificate of incorporation, the Registrant’s Board of Directors has the authority, without further action by stockholders, to designate up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the Common Stock.

The issuance of preferred stock could:

•        adversely affect the voting power of holders of Common Stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation;

•        have the effect of decreasing the market price of the Registrant’s Common Stock; and

•        have the effect of delaying, deterring or preventing a change in control of the Registrant.

Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Anti-Takeover Provisions of Delaware Law and our Corporate Documents

Delaware Law.   The Registrant is governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•        before the date that the person became an “interested stockholder,” the Board of Directors approved either the “business combination” or the transaction which makes the person an “interested stockholder;”

•        upon completion of the transaction that results in the “interested stockholder” becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•        on or subsequent to the date that the person became an “interested stockholder,” the business combination is approved by the board of directors and the vote of at least 66 2/3% of the outstanding voting stock that is not owned by the “interested stockholder.”

Generally, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who either owns 15% or more of the Registrant’s outstanding voting stock or, together with affiliates and associates, owns or, within three prior years, did own, 15% or more of the Registrant’s outstanding voting stock. The statute could have the effect of delaying, deferring or preventing a change in the Registrant’s control with respect to transactions the Registrant’s board of directors does not approve in advance.

By-Laws and Certificate of Incorporation Provisions.   The Registrant’s by-laws provide that special meetings of the Registrant’s stockholders may be called by the Chairman of the Board of Directors or President and shall be called by the Secretary upon the request in writing of a stockholder or stockholders holding of record at least fifty percent of the voting power of the issued and outstanding shares of the Registrant’s stock entitled to vote at such a meeting. The Registrant’s certificate of incorporation also specifies that the board of directors may alter, amend or repeal the Registrant’s by-laws, and it gives the Board of Directors the power to use preferred stock with any characteristics it deems fit. Further, the Registrant’s certificate of incorporation does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These provisions contained in the Registrant’s certificate of incorporation and by-laws could delay or discourage transactions involving an actual or potential change in control of the Registrant or the Registrant’s management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of the Registrant’s common stock.

Item 2.          Exhibits.

Exhibit
Number	Description
4.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed June 6, 2001).

4.2

By-Laws of the Company, as amended and restated on March 7, 2006 (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed March 31, 2006).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ATLANTIC TELE-NETWORK, INC.

Date: May 22, 2006	By:	/s/ Michael T. Prior
Michael T. Prior
President and Chief Executive Officer

Exhibit Index.

Exhibit
Number	Description
4.1	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed June 6, 2001).

4.2

By-Laws of the Company, as amended and restated on March 7, 2006 (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed March 31, 2006).